Exhibit 3

JOINT FILING AGREEMENT

In accordance with the requirements of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and subject to the limitations set forth therein, the parties set forth below agree to jointly file the Schedule 13D to which this joint filing agreement is attached, and any subsequent amendments thereto, and have duty executed this joint filing agreement as of the date set forth below.

Dated as of August 12, 2024

By:	/s/ Christopher Murphy
Name:	Christopher Murphy

By:	/s/ Erin Cummins
Name:	Erin Cummins

By:	/s/ Sudhir Tiwari
Name:	Sudhir Tiwari

By:	/s/ Ramona Mateiu
Name:	Ramona Mateiu

By:	/s/ Rachel Laycock
Name:	Rachel Laycock